Olympus Pacific Minerals Inc. Suite 500 - 10 King Street East Toronto, ON M5C 1C3

2007 ANNUAL AND SPECIAL GENERAL MEETING	Notice of Annual and Special General Meeting of Shareholders Management Information Circular Audited Financial Statements Form of Proxy and Notes Thereto Financial Statement Request Form
Place:	Patty Watt Room The Design Exchange 234 Bay Street Toronto, ON M5K 1B2

Time:	3:30 p.m.

Date:	Thursday, June 7, 2007

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OLYMPUS PACIFIC MINERALS INC.

CORPORATE DATA
Head Office
Suite 500 - 10 King Street East
Toronto, ON M5C 1C3

Directors and Officers
David A. Seton - Chairman, CEO & Director
Peter G. Meredith - Director
John A.G. Seton -Director
Jon Morda - Director
T. Douglas Willock - Director
Colin Patterson - President
Peter Tiedemann - Acting CFO & Corporate Secretary
Roger Dahn - Vice President, Exploration
Pamela Campagnoni - Vice President, Finance
Charles Barclay - Country Manager (Vietnam)

Registrar and Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

Legal Counsel
Gowling Lafleur Henderson LLP
2300 - 1055 Dunsmuir Street
Vancouver, BC V7X 1J1

Auditor Ernst & Young LLP Ernst & Young Tower, TD Centre 222 Bay Street Toronto, ON M5K 1J7

Listing Toronto Stock Exchange Symbol: “OYM” Frankfurt Stock Exchange Symbol: “OP6”

Olympus Pacific Minerals Inc.
Suite 500 - 10 King Street East
Toronto, ON M5C 1C3

(416) 572-2525

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of Olympus Pacific Minerals Inc. (hereinafter called the “Company”) will be held in the Patty Watt Room, The Design Exchange, 234 Bay Street, Toronto, Ontario, M5K 1B2, on Thursday, the 7th day of June, 2007 at the hour of 3:30 in the afternoon (local time), for the following purposes:

1.
To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

2.	To fix the number of directors at five (5);

3.	To elect five (5) directors and fix their terms;

4.	To appoint the auditors and to authorize the directors to fix their remuneration;

5.
To consider and, if thought fit, to approve an ordinary resolution, of the disinterested shareholders, the adoption of a new stock option plan to replace the Company’s current incentive stock option plan reserving for the grant of options of up to 12% of the issued and outstanding shares of the Company at the time of any stock option grant as more particularly described in the accompanying Information Circular;

6.	To confirm, ratify and approve an employee bonus share program as more particularly described in the accompanying Information Circular; and

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2006, including Management’s Discussion and Analysis of Operating Results, as well as a Management Information Circular, a form of Proxy and a Financial Statement Request Form. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 26th day of April, 2007.

BY ORDER OF THE BOARD
(signed) “David A. Seton”
Chairman, Chief Executive Officer & Director

Olympus Pacific Minerals Inc.
Suite 500 - 10 King Street East
Toronto, ON M5C 1C3

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at April 26, 2007 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Olympus Pacific Minerals Inc. (the “Company”) for use at the Annual and Special General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, June 7, 2007 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Management Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (ie. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Management Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”). Subject to the provision of National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBO’s. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value
Issued and Outstanding:	186,833,822(1) common shares without par value
(1) As at April 26, 2007

Only shareholders of record at the close of business on April 26, 2007, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage

Dragon Capital Group Limited Ho Chi Minh City, Vietnam	72,833,441 (1)(2)	38.98%

Zedex Minerals Limited Auckland, New Zealand	31,356,849 (1)(3)	16.78%

(1) As at the Record Date.

(2) Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 12,285,714 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.

(3) Mr. John A. G. Seton, director, is the Chairman, director and an insider of Zedex Minerals Limited.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for terms ranging from one to three years.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Under the provisions of the Canada Business Corporations Act (“CBCA”) directors may hold office for a term expiring not later than the close of the third annual meeting following the election. Shareholders will be asked to approve extended terms of office for certain of the directors elected for periods ranging from one to three years as described below. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office for the term approved by the shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Law No. 1 of the Company, or with the provisions of the CBCA.

At the Meeting, Shareholders will be asked to elect: Messrs. David A. Seton and Kevin Flaherty to the Company’s board of directors, each for a term expiring at the first Annual General Meeting of the shareholders following the date of the 2007 annual and special general meeting; Messrs. John A.G. Seton and T. Douglas Willock, each for a term expiring at the second Annual General Meeting of the shareholders following the date of the 2007 annual and special general meeting; and Mr. Jon Morda for a term expiring at the third Annual General Meeting of the shareholders following the date of the 2007 annual and special general meeting.

The following table and notes thereto sets out the names of each person proposed to be nominated by management for election as a director (a “proposed director”) and their term of office, the province or city and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Province or City and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Common Shares beneficially owned or directly or indirectly controlled(2)

Nominees for Election as Directors for a Term Expiring on the First Annual Meeting

David A. Seton Chairman, Chief Executive Officer and Director Auckland, New Zealand	Business Executive.	Since August 23, 1996	58,334

Kevin Flaherty Nominee Director Alberta, Canada
Chairman and Chief Executive Officer since 2003 (President 1998-2003) and Director of Celtic Minerals Ltd. (a mining exploration and development company) since 1994; Formerly Executive Vice-President, CFO and Director of Tiberon Minerals Ltd.; Currently, director of Meritus Minerals Ltd. since 2005; Keeper Resources Inc. since 2004; and Linear Gold Corp. since 2003.
		Nominee	Nil

Nominees for Election as Directors for a Term Expiring on the Second Annual Meeting

John A. G. Seton(3)(4)(7) Director Auckland, New Zealand	Lawyer; Chairman and director of Zedex Minerals Limited since October 23, 2003.	Since July 7, 1999	144,245 (5)

T. Douglas Willock (3)(4)(6)(7)(8) Director Ontario, Canada	Resource industry and capital markets consultant; President & Chief Executive Officer and Director of Polar Mining Corporation, a privately held Ontario company; Vice President Corporate Development, Exall Resources Limited from May 1, 2001 to December, 2006.	Since February 16, 2006	91,000

Nominees for Election as Director for a Term of Expiring on the Third Annual Meeting

Jon Morda(4)(6)(8) Director Ontario, Canada	Chartered Accountant; CFO of Alamos Gold, mineral exploration and gold producing company listed for trading on the Toronto Stock Exchange.	Since August 16, 2005	5,000

NOTES:

(1) The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3) Denotes member of Corporate Governance Committee. Mr. Peter Meredith is the Chair of the Corporate Governance Committee.
(4) Denotes member of Compensation Committee. Mr. Willock is the Chair of the Compensation Committee.
(5) Of these shares, 132,577 are registered in the name of Ngatapa Trust, a trust for which Mr. John Seton is a trustee. Mr. John Seton is also the Chairman, director and an insider of Zedex Minerals Limited which owns 31,356,849 shares in the capital of the Company. Mr. John Seton does not have control or direction, directly or indirectly over these shares.
(6) Denotes member of Audit Committee. Mr. Morda is the Chair of the Audit Committee.
(7) Denotes member of Nominating Committee. Mr. Meredith is the Chair of the Nominating Committee.
(8) Denotes member of Independent Committee established for the purpose and term of the Zedex Minerals Limited merger. On February 13, 2007 the Independent Committee dissolved. See “Interest of Informed Persons in Material Transactions.”

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form dated March 30, 2007 (the “AIF”) with respect to the fiscal year ended December 31, 2006. The AIF is available for review by the public on the SEDAR website located at www.sedar.com“Company Profiles - Olympus Pacific Minerals Inc.”. Management of the Company strongly encourages its shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” (each an “NEO”) means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, or if the Company does not have a CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

The Company currently has five Named Executive Officers: David A. Seton, the Chairman and CEO; Peter Tiedemann, the acting CFO and Secretary; Colin Patterson, the President; Roger Dahn, the VP Exploration; and Charles Barclay, Country Manager (Vietnam). Joseph J. Baylis, the Company’s former President and CEO, Erik H. Martin the former Chief Financial Officer and Donald Robson, the former Vice-President and CFO of the Company were Named Executive Officers during the three most recently completed financial years of the Company. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers for the three most recently completed years of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year(1)	Salary C($)(2)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/SARs granted (#)(3)	Shares or Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
David A. Seton(4) Chairman & CEO	2006 2005 2004	174,375 164,822 65,323	70,319 40,608 Nil	Nil Nil Nil	Nil 2,000,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Peter Tiedemann Acting CFO & Secretary	2006 2005 2004	65,742 N/A N/A	N/A N/A N/A	N/A N/A N/A	100,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Colin Patterson(5) President	2006 2005 2004	192,710 119,603 N/A	70,319 39,554 N/A	N/A N/A N/A	Nil 2,000,000(6) N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Roger Dahn VP Exploration(7)	2006 2005 2004	149,947 132,000 120,000	N/A N/A N/A	N/A N/A N/A	316,140 197,500 250,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Charles Barclay(8) Country Manager (Vietnam)	2006 2005 2004	176,907 N/A N/A	33,557 N/A N/A	N/A N/A N/A	500,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Erik H. Martin(9) Former CFO	2006 2005 2004	82,235 136,171 49,000	10,665 3,835 Nil	Nil Nil Nil	12,110 300,000 200,000	N/A N/A N/A	N/A N/A N/A	N/A Nil N/A
Joseph J. Baylis(10) Former President & CEO	2006 2005 2004	Nil 87,710 145,859	Nil Nil Nil	Nil Nil Nil	Nil 1,250,000(11) Nil	N/A N/A N/A	N/A N/A N/A	N/A US$73,333 N/A
Donald Robson(12) Former Vice-President & CFO	2006 2005 2004	N/A N/A 55,000	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

NOTES:
(1) Financial years ended December 31.
(2) Amounts converted to Canadian dollars using Bank of Canada exchange rates at end of December for each respective year rounded to the nearest dollar.
(3) Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(4) Mr. Seton was appointed as Chief Executive Officer of the Company on November 17, 2005.
(5) Mr. Patterson was appointed President of the Company on July 15, 2005.
(6) Of these options, 1,000,000 shares are subject to vesting on achievement of set objectives.
(7) Mr. Dahn was appointed VP Exploration of the Company on January 12, 2004.
(8) Mr. Barclay was appointed Country Manager (Vietnam) of the Company on March 1, 2006.
(9) Mr. Martin ceased to be the Chief Financial Officer of the Company on July 25, 2006.
(10) Mr. Baylis ceased to be the President and Chief Executive Officer of the Company on July 12, 2005.
(11) The options are subject to an exercise provision (the “Exercise Provision”) whereby Mr. Baylis may not sell more than 500,000 optioned shares within any six month period upon exercise of all or any part of the option without the prior written consent of the Company and the Company, may within that ten day notice period (the “Exercise Sale Notice”) pay to Mr. Baylis, in lieu of issued common shares of the Company upon such proposed exercise of the option, a cash amount equal to the spread between the exercise price of the option proposed to be exercised and the average of the closing price of the Company’s common shares as reported on the Toronto Stock Exchange (“Exchange”) for the five trading days preceding the date of the Exercise Sale Notice and, in the event of such election and payment by the Company, that portion of the option will be cancelled. If Mr. Baylis proposes in the Exercise Sale Notice to sell 100,000 or more shares within 7 days of the exercise of the option the Company will have the right, in lieu of the foregoing cash payment, to arrange for the purchase of such shares over the facilities of the Exchange.
(12) Mr. Robson ceased to be the Chief Financial Officer on October 12, 2004 and on June 16, 2005 ceased to be the Vice-President.

Long Term Incentive Plan Awards

A long-term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2006.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2006.

Option Grants During The Most Recently Completed Financial Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2006 to the Named Executive Officers pursuant to the rules and policies of the Exchange and in accordance with the provisions of the Canada Business Corporations Act and the Regulations thereunder.

NEO Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David A. Seton	Nil	N/A	N/A	N/A	N/A

Peter Tiedemann	100,000	4.64%	$0.51	$0.50	July 18, 2011

Colin Patterson	Nil	N/A	N/A	N/A	N/A

Roger Dahn	300,000(2)	13.91%	$0.50	$0.48	August 9, 2011

Charles Barclay	500,000 500,000	23.19% 23.19%	$0.36 $0.43	$0.42 $0.45	January 25, 2011 November 3, 2011
Erik H. Martin	Nil	N/A	N/A	N/A	N/A

Joseph J. Baylis	Nil	N/A	N/A	N/A	N/A

Donald Robson	Nil	N/A	N/A	N/A	N/A
(1) Percentage of all of the Company’s options granted during the last fiscal year, including those granted to directors.
(2) In addition to these securities, pursuant to the Company’s Bonus Share Program, Mr. Dahn also elected to receive a bonus granted on March 6, 2006 in the form of 16,140 common shares of the Company at a price of $0.65 per common share for a total value of $10,491. These shares were issued to Mr. Dahn on January 15, 2007.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

The following table sets forth details of all exercises of stock options during the last financial year and December 31, 2006, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Option/SARs at Financial Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($)(2) Exercisable/ Unexercisable
David A. Seton	35,000	$10,500	2,420,000/Nil	$882,000/Nil
Peter Tiedemann	Nil	N/A	100,000/Nil	$51,000/Nil
Colin Patterson	Nil	N/A	2,000,000/Nil	$640,000/Nil
Roger Dahn	2,500(3)	$800	747,000/Nil	$338,000/Nil
Charles Barclay	Nil	N/A	1,000,000/Nil	$395,000/Nil
Erik H. Martin	200,000	$64,000	200,000/Nil	$100,000/Nil
Joseph J. Baylis	Nil	N/A	1,750,000/Nil	$700,000/Nil
Donald Robson	Nil	Nil	Nil/Nil	Nil/Nil
(1) As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.
(2) Calculated using the closing price of common shares of the Company on the Exchange on December 29, 2006, being the last trading day of the Company’s shares for the financial year, of $0.55 per share, less the exercise price per share.
(3) In addition to these securities, pursuant to the Company’s Bonus Share Program, Mr. Dahn also elected to receive a bonus granted on March 6, 2006 in the form of 16,140 common shares of the Company at a price of $0.65 per common share for a total value of $10,491. These shares were issued to Mr. Dahn on January 15, 2007.

No stock options held by the Named Executive Officers were repriced during the financial year ended December 31, 2006. The Company has not granted any freestanding SARs.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees. The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Under the terms of a management services agreement dated July 16, 2005 between the Company and Orangue Holdings Limited (“Orangue”), a company associated with David A. Seton, Chairman and Chief Executive Officer the Company (the “Orangue Agreement”), it was agreed that Orangue would provide a Manager - David A. Seton (the “Consultant”) to serve as Chief Executive Officer of the Company for a period of two years at a rate of US$150,000 per year with annual bonus up to a maximum of $150,000 measured against objectives set by the Board. Under the Orangue Agreement, the Consultant received 1,000,000 fully vested stock options of the Company and an additional 1,000,000 vesting on achievement of set objectives. The Company could terminate the Orangue Agreement by paying a severance to Orangue equal to six months of services. On April 4, 2007, the Orangue Agreement was amended and provides for the Consultant to serve as Executive Chairman, the payment of CDN$180,000 per annum (“Annual Fee”) with half-yearly incentive bonus of up to 50% of the Annual Fee each January and July at the discretion of the board, and a grant of 3,000,000 five-year stock options, subject to two-year vesting, exercisable at $0.75 a share. The definition of “takeover of control” is revised to include an involuntary change in composition of the majority of the board and all “takeover of control” payments is changed from one year to two years. The Orangue Agreement is also extended to a further period of two years from July 16, 2007 and the Company can terminate the Orangue Agreement by paying a severance to Orangue equal to one year of services.

Under the terms of a management services agreement dated July 16, 2005, between the Company and Momentum Resources International Pty Ltd. (“Momentum”), a company owned by Colin D. Patterson, President of the Company (the “Orangue Agreement”), it was agreed that Momentum would provide a Manager - Colin D. Patterson (the “Consultant”) to serve as President of the Company for a period of two years at a rate of US$156,000 per year with an annual bonus of up to a maximum of 50% of the annual fee based on Board review and approval of set objectives. Under the Momentum Agreement, the Consultant received 1,000,000 fully vested stock options of the Company and an additional 1,000,000 vesting on achievement of set objectives. The Company can terminate the Momentum Agreement by paying a severance to Momentum equal to six months of service.

Under the terms of a management services agreement dated June 5, 2006 between the Company and Action Management Ltd., a company owed by Charles Barclay, Country Manager (Vietnam), (the “Action Agreement”) it was agreed that Mr. Barclay would provide two years of service as Country Manager (Vietnam) at an annual fee of US $151,800 with an semi-annual bonus of up to a maximum of 25% of the annual fee based on Board review and approval of set objectives. Under the Action Agreement, Mr. Barclay would receive options to purchase 1,000,000 shares at a specified price based on specific criteria. The Company can terminate the Action Agreement by paying a severance amount equal to six months of services.

Under the terms of a service agreement dated March 1, 2005, as amended, between the Company and Roger Dahn, VP Exploration (the “Dahn Agreement”), it was agreed that Mr. Dahn would provide three years of service as VP Exploration at an annual fee of $150,000, effective July 1, 2006, with an annual cash bonus up to a maximum of $25,000 and a maximum annual potential bonus of up to $50,000, and a grant of no less than 300,000 options per annum. The Company may terminate the Dahn Agreement by giving the service provider one lump sum equal to the term remaining on the Dahn Agreement.

On July 15, 2005, the Company entered into a management services agreement with Mr. Joseph Baylis, the former President and Chief Executive Officer of the Company, doing business as Wyndspire Advisors (the “Baylis Agreement”), which provides for a base salary of US$160,000 plus reimbursement of expenses (the “Fee”) and the payment of up to $10,000 for reimbursement of all legal fees and disbursements incurred in connection with his resignation as President and Chief Executive Officer and the entering into of the Baylis Agreement for the appointment of Mr. Baylis as independent consultant to the Company. In the event of termination, without cause, or default by the Company, Mr. Baylis was entitled to receive a severance payment in lieu of notice, equal to the full compensation through to the date of termination plus a lump sum payment equal to the balance of the Fee which would otherwise have been paid for the remainder of the term, and any options were to remain in full force and effect for the balance of their term. The Baylis Agreement was for a term of a one year.

Other than provided for above and in this Information Circular, as at December 31, 2006, there are no employment contracts between the Company and any Named Executive Officer and the Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change of control.

Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of three independent directors, T. Douglas Willock (Chairman), Jon Morda and Peter Meredith. During the first half of the recently completed financial year, Mr. John A. G. Seton served as the Chairman (non-executive) until the appointment of Mr. Willock as Chairman on June 7, 2006. Neither of Messrs. Morda and Meredith were officers or employees of the Company during the most recently completed financial year.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee (the “Committee”) of the Board. The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.

Executive Compensation

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are competitive with corporations of a comparable size and stage of development within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success. Incentive compensation is directly tied to corporate performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the Named Executive Officers consists of a base salary, along with semi-annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer companies in the mineral exploration industry. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base salary to be paid to the Chairman & Chief Executive Officer, the President, the Vice-President Exploration, the Vice-President Development and the Country Manager - Vietnam. The Committee’s recommendations for such base salaries are then submitted for approval by the Board of the Company.

Annual Bonus

Senior managers are eligible for semi-annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonus to be paid will vary with the degree to which targeted corporate performance was achieved for the period.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. The Committee approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company. See “Particulars of Matters to be Acted Upon” for details of a proposed replacement of the Stock Option Plan.

Employee Benefits

Management of the Company and the Committee believe that the Company’s employee benefits program is comparable to those offered by comparable mining companies.

Performance Graph

The following graph compares the year end investment value in the total cumulative shareholder return on its shares for $100 invested in common shares of the Company on January 1, 2000 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

	2001	2002	2003	2004	2005	2006
OYM	100	65	64	45	47	71
S&P/TSX Composite	100	86	107	120	147	168

Compensation of Directors

Starting in January 2006, the Company compensates its non-independent and independent directors at a rate of $12,000 annually and will evaluate grant of options on a semi-annual basis. The Company paid a total of $78,000 to directors of the Company during the most recently completed financial year. T. Douglas Willock, director of the Company, was paid an additional annual $30,000 in director fees for his role as lead director for the Company’s off-market all equity take-over offer of Zedex Minerals Limited. See “Interest of Informed Persons in Material Transactions”.

Incentive stock options to certain of the Company’s directors may be granted during the fiscal year, the details of which are set out in the following tables.

Option Grants in Last Fiscal Year to Directors Who are Not Named Executive Officers

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2006:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers
(as a group)

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (4)	250,000	12.72%	$0.55	$132,500/Nil	February 16, 2011

(1) Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2006, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
of Directors Who are Not Named Executive Officers (as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable(1)	Value of Unexercised In-the-Money Options at Financial Year-End ($)(1) Exercisable/ Unexercisable

Directors who are not Named Executive Officers (4)	35,000	$10,500	1,870,000/Nil	$730,000/Nil

(1) Value using the closing price of common shares of the Company on the Exchange on December 29, 2006, being the last trading day of the Company’s shares for the financial year, of $0.55 per share, less the exercise price per share.

Other Director Compensation

During the most recently completed financial year, no director of the Company received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts, save for, the Company was billed $67,424 in legal fees provided by Jura Trust, a company controlled by John A.G. Seton, a director of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	11,477,500	$0.39	5,650,049
Equity Compensation Plans Not Approved By Shareholders	191,330	$0.59	(191,330)(1)
Total:	11,668,800	$0.39	5,458,719
(1) Bonus shares issued or granted under the Bonus Share Program will be issued from the pool of securities available under the Company’s Stock Option Plan.

The Company adopted a Stock Option Plan (the “Plan”) effective September 12, 2003 which was approved by the shareholders of the Company at the Company’s annual general meeting held on June 17, 2004 and re-approved by the shareholders on June 16, 2005.

The Plan is administered by the Board of Directors or such committee of the Board as may be designated by the Board (the “committee”). Options may be granted pursuant to the Plan to the Company’s directors, senior officers, employees, non-employee directors, management company employees and consultants to purchase common shares on such terms that the Board or committee may determine, subject to the limitations of the plan and the rules of applicable regulatory authorities. The exercise price for options granted under the Plan may not be less than the closing price of the Company’s common shares on the Exchange on the trading day immediately preceding the day on which the option is granted, less any allowable discount, (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used). Options under the Plan are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

In addition, the Plan contains the following:

1.
the maximum number of options that can be issued at any one time cannot be higher than 10% of the Company’s issued and outstanding share capital. As at April 26, 2007, 17,136,500 options (representing 9.17% on a non-diluted basis) remain outstanding and unexercised and 1,546,882 are available for future grants. Any increase in the issued and outstanding common shares will result in an increase to the 10% level in the available number of common shares issuable under the Plan, and any unissued option share not acquired which has expired, forfeited, expired or terminated will make new grants available under the Plan.

2.
the maximum number of shares that may be reserved for option grant to any one individual in any 12 month period may not exceed 5% of the Company’s issued and outstanding common shares on the date of grant;

3.	the maximum number of shares that may be reserved for issuance to insiders of the Company may not exceed 10% of the Company’s issued and outstanding common shares on the date of grant;

4.	the maximum number of shares that may be issued to any one consultant during any 12 month period shall not exceed 2% of the issued and outstanding common shares on the date of grant;

5.
the maximum number of shares that may be issued to persons, who perform investor relations services, during any 12 month period shall not exceed 2% of the issued and outstanding common shares on the date of grant;

6.
options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any 3 month period. Options issued to optionees other than consultants who perform investor relations activities, may at the discretion of the Board be subject to vesting conditions.

7.	All option shares subject to an option become vested in the event of a take-over bid;

8.
options are subject to an accelerated expiry term (the “Accelerated Term”) for those options held by individuals who are no longer associated with the Company. The Accelerated Term requires that options held by individuals who resign or are terminated from the Company expire on the earlier of: (i) the original expiry term; or (ii) 90 days from the date of resignation or termination and for those employed to perform investor relations services the Accelerated Term is the earlier of i) the original expiry term; or (ii) 30 days from the date of resignation or termination. The Company may extend or eliminate the Accelerated Term.

9.
in the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or the balance of the option period, which ever is earlier;

10.
the exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of recapitalization, subdivision, arrangement, amalgamation, reorganizations or changes in the capital structure of the Company.

11.
the board of directors is authorized to amend, suspend or terminate the Plan in accordance with applicable legislation and subject to any required approval and may also amend or modify any outstanding option in any manner to the extent that the board of directors would have had authority to initially grant such option subject to consent of the affected participants, prior approval of the relevant stock exchanges and, if applicable, disinterested shareholder approval.

12.
there are no stock appreciation rights (SAR) associated with options granted under the Plan and there is no provision under the Plan to transform stock options into stock appreciation rights. The Plan provides no financial assistance to participants in the Plan by the Company to facilitate the purchase of common shares under the Plan.

On April 24, 2007, the directors, subject to the necessary disinterested shareholder approval and regulatory acceptance, revoked the current Plan and adopted, effective April 24, 2007, a new form of “evergreen/rolling maximum” incentive stock option plan (the “New Plan”) which provides for the number of shares reserved for issuance under such plan to be equal to 12% of the issued and outstanding shares at the time of any stock option grant. See “Particulars of Matters to be Acted Upon - Replacement of Stock Option Plan”.

In March, 2006, the Company adopted a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares (the “Employee Bonus Program”). The Company will request that the Employee Bonus Program be ratified by the shareholders of the Company at the Meeting. See “Particulars of Matters to be Acted Upon - Approval of Employee Bonus Share Program”. A description of the share bonus program is set forth in the Company’s audited financial statements for the fiscal year ended December 31, 2006 (the “Audited Statements”). The Audited Statements are available for review by the public on the SEDAR website located at www.sedar.com“Company Profiles - Olympus Pacific Minerals Inc.”

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company, including the Company, that, while the person was acting in that capacity:

(i)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)
was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or executive officer of the relevant company in the relevant company, being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
or within a year of the proposed director nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)
has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On November 24, 2006, the Company announced its intention to make an off-market, all equity takeover offer (the “Offer”) for Australian Stock Exchange-listed exploration company Zedex Minerals Limited (“Zedex”), an insider of the Company. The off-market, all equity offer was to comprise of one Company share and 0.25 contingent right exercisable for a three-month period from 31 December in each year at $0.90 upon achievement of certain threshold for every three Zedex shares, with all convertible security holders being treated similarly. It was intended that the offer would be for 100% of Zedex. On completion of the takeover, the Company intended to be listed on both the TSX and the Australian Stock Exchange. Assuming successful completion, there would be a cancellation of 26.9 million shares currently held by Zedex in the Company as well as the 2% royalty held by Zedex over the Company’s Bong Mieu project. The Offer was subject to 90% acceptance from Zedex shareholders (at which point the Company could compulsorily acquire the balance of Zedex shares) and other normal and requisite regulatory conditions. In connection with the Offer, the Company reached agreement with certain key shareholders of Zedex and 37% of Zedex’s shares, including those associated with the Seton family, were made the subject of lock-up agreements under which, those holders of Zedex securities agreed to accept the Offer. On February 13, 2007, the Company announced the withdrawal of the Offer, the respective boards of directors of the Company and Zedex were of the view that the Offer did not have the full support of shareholders. Mr. John A. G. Seton, director of the Company is an insider and director of Zedex.

On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full repayment of a US$1,024,000 advance exploration contribution repayable. The advance exploration contribution was originally owed to Ivanhoe Mines Ltd., but on January 1, 2006, pursuant to an assignment agreement dated January 1, 2006, Ivanhoe Mines Ltd. assigned it to Zedex.

On January 16, 2006, the Company announced that Dragon Capital Markets Ltd., an affiliated entity of Dragon Capital Group Limited (“Dragon Capital”), a control person of the Company, exercised 1,270,000 warrants of the Company at $0.40 per share for gross proceeds to the Company of $508,000.

During the financial year ended December 31, 2006, the Company paid or accrued $26,228 in royalties and $6,136 in expenses to Zedex.

Subsequent to the year ended December 31, 2006, the Company, on March 19, 2007, completed a $12,000,000 non-brokered private placement of 21,428,571 common shares at a price of $0.56 per share. Dragon Capital, through its affiliated entities and funds under management, purchased an aggregate of 8,571,428 shares, and Zedex purchased 4,374,999 shares. As well, an officer of the Company is a director of Phoenix Gold Fund (Malaysia) which purchased 2,589,286 shares pursuant to the private placement.

Other than as set forth above or elsewhere in this Management Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company, or exercising control or direction over common shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2006 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Otherwise, no management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. Ernst & Young LLP were first appointed auditors of the Company on April 20, 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and executive officers may, however, be interested in the approval of the replacement of the Company’s Stock Option Plan as detailed below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Replacement of Stock Option Plan

The Company currently has an incentive stock option plan in place (the “Current Plan”) which provides for the number of shares reserved for issuance under such Current Plan not to exceed 10% of the Company’s issued and outstanding share capital at the time of any stock option grant on an “evergreen” (reloading) basis. The Current Plan was adopted effective September 12, 2003 which was approved by the shareholders on June 12, 2004 and re-approved by the shareholders on June 16, 2005. See “Equity Compensation Plan Information” for details of the Current Plan. Under the Current Plan, as at the date of this Information Circular, an aggregate of 17,136,500 (representing 9.17%) common shares of the Company remain outstanding and unexercised (the “Existing Options”) and 1,546,882 (0.83%) are available for future grants. The Existing Options represent 9.17% of the Company’s issued and outstanding share capital. At the Meeting, disinterested shareholders will be asked to approve a resolution authorizing the replacement of the Current Plan.

Management of the Company and the Board has determined that it is in the best interests of the Company to replace its Current Plan and update it with a new form of rolling maximum stock option plan providing for the number of shares reserved for issuance under such plan to be equal to 12% of the Company’s issued and outstanding share capital at the time of any stock option grant (the “New Plan”). The Existing Options which are outstanding under the Current Plan will be incorporated into the New Plan and will be governed by the New Plan except to the extent they are inconsistent with the New Plan in which case they will be governed by the stock option agreement evidencing their issuance.

The effect of the New Plan is that at any point in time the Company may have stock options outstanding for the purchase of up to 12% of the issued and outstanding share capital of the Company. As at the date of this Information Circular, 12% of the Company’s issued and outstanding share capital would be 22,420,058 common shares. Based on the issued share capital of the Company as at the date of this Information Circular, and provided shareholders approve the New Plan, as there are currently 17,136,500 options issued and outstanding, the Company’s additional shares reserved for stock options under the New Plan would be 10,942,558 common shares as compared to 1,546,882 common shares under the Current Plan. Additional stock options may be granted as additional shares of the Company are issued.

Management of the Company and the Board considers the adoption of the New Plan to be in the Company’s best interest as the New Plan is designed to give each option holder a parallel interest with the shareholders in preserving and maximizing shareholder value. In addition, it enables the Company to attract and retain qualified directors, officers and employees with experience and ability, and to reward these individuals for current and expected future performance.

The New Plan will incorporate the following terms and conditions:

1.
only eligible persons, being directors, executive officers or employees of, and “consultants” (as defined in National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”)) to, the Company or any of the Company’s “related entities” (as defined in NI 45-106), will be entitled to receive options under the New Plan;

2.
the maximum number of common shares of the Company which may be issued pursuant to stock options granted under the New Plan is 12% (on a non-diluted basis) of the issued and outstanding common shares of the Company at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase to the 12% level in the available number of common shares issuable under the New Plan, and any options that are terminated, cancelled or expired unexercised will make new grants available under the New Plan;

3.
the number of common shares subject to each option will be determined by the Board (or its duly appointed Compensation Committee) provided that the New Plan, together with all of the Company’s other previously established share compensation arrangements, may not result in the maximum number of common shares issuable:

(a)	to insiders of the Company, at any time, exceeding 10% of the Company’s issued and outstanding common shares on the date of grant;

(b)	to insiders within any one year period exceeding 10% of the Company’s issued and outstanding common shares on the date of grant;

(c)	to any one individual insider within a one year period, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of the grant;

(d)	to any non-employee directors, as a group, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of grant;

4.
the exercise price of any options granted shall be determined by the Board of Directors and shall not be less than the volume weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the five trading days immediately prior to the date of grant (or, such other price required by the TSX) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (“Market Price”);

5.
options may be exercisable for a period of time fixed by the Board of Directors, not to exceed a maximum of up to five years (and may be adjusted to 10 days if the expiry date falls with a blackout period imposed by the Company), such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances;

6.
any stock options granted pursuant to the New Plan, or currently outstanding under the Current Plan, which are subsequently exercised, will automatically be reloaded into the New Plan and available for future option grants;

7.
the options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the New Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire on the earlier of (i) ninety (90) days after the optionee ceases to be in a least one of these categories, unless amended by the board to provide a longer period; or (ii) the date the option expires in accordance with its terms; or (iii) the date provided for in any employment or consulting agreement between such optionee and the Company, however shareholder approval is required to be obtained should this cause options held by an optionee who is an insider of the Company to be extended beyond their original expiry. If an optionee ceases to be employed or retained by the Company for cause or if an optionee is removed from office as a director or becomes disqualified from being a director by law, any option or the unexercised portion thereof granted to such optionee shall terminate forthwith;

8.
in the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or the balance of the option period, which ever is earlier;

9.
options that expire during a period when the optionee is prohibited from trading the Company’s securities (a “blackout period”), can be adjusted, without being subject to the approval of the Board of Directors or the shareholders of the Company, to take into account any blackout period imposed on the Optionee by the Company as follows:

(i)
if the expiry date falls within a blackout period imposed on the Optionee by the Company, then the expiry date is the close of business on the 10th business day after the end of such blackout period (the “Blackout Expiration Term”); or

(ii)
if the expiry date falls within two business days after the end of a blackout period imposed on the Optionee by the Company, then the expiry date is the date which is the Blackout Expiration Term reduced by the number of days between the original expiry date and the end of such blackout period. By way of example, Options whose expiry date is two business days after the end of the blackout period may be exercised for an additional eight business days;

10.
Subject to the policies of the TSX, the Board of Directors may, at any time, without further action by its shareholders, amend the New Plan or any option granted thereunder in such respects as it may consider advisable and, it may do so to:

(a)
ensure that the Options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an Option has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of an option or the New Plan;

(c)	change termination provisions of an option provided, that the expiry date does not extend beyond the original expiry date;

(d)	reduce the exercise price of an option for a participant who is not an Insider, but in no case will it be lower than Market Price; and

(e)	make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of an option or the New Plan is properly expressed.

11.	specific disinterested shareholder approval is required to reduce the exercise price of an option for an optionee who is an insider;

12.	All option shares subject to an option become vested in the event of a take-over bid, change of control, arrangement or corporate organization;

13.
the exercise price and the number of common shares which are subject to an option may be adjusted from time to time for share dividends, and in the event of reclassifications, reorganizations or changes in the capital structure of the Company.

The New Plan will contain percentage limitations, as set forth above, on insider participation and securities issued and issuable to insiders cannot exceed 10% of the issued and outstanding share capital within any one-year period. There are no stock appreciation rights (SAR) associated with options granted under the New Plan and there is no provision under the New Plan to transform stock options into stock appreciation rights. No financial assistance is or will be provided to participants in the New Plan by the Company to facilitate the purchase of common shares under the New Plan. The New Plan and the reloading provision thereunder must be approved and ratified by the shareholders of the Company every three years.

A copy of the New Plan, is available for viewing up to the date of the meeting at the Company’s offices at Suite 500 - 10 King Street East, Toronto, Ontario, M5C 1C3 and at the meeting. In addition, a copy of the New Plan, will be mailed free of charge, to any holder of common shares who requests a copy from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

The approval of the New Plan requires the affirmative vote of the disinterested holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting.

The New Plan is intended to provide the board of directors with the ability to issue options to provide the employees, consultants, officers and directors of the Company with long-term equity-based performance incentives which are a key component of the Company’s executive compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value. Accordingly the Company’s shareholders will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution of the disinterested shareholders, that:

1.
the New Plan, replacing the existing stock option plan of the Company, as described in the Company’s information circular dated April 26, 2007, be and is hereby approved, subject to the acceptance for filing thereof by the Toronto Stock Exchange;

2.
the number of common shares of the Company reserved for issuance under the New Plan shall be no more than 12% of the Company’s issued and outstanding share capital at the time of any stock option grant;

3.	the Board of Directors of the Company be authorized to make any changes to the New Plan as may be required by the Toronto Stock Exchange;

4.
any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing; and

5.
notwithstanding that this resolution has been duly passed by the shareholders of the Company, the New Plan is conditional upon receipt of final approval from the Toronto Stock Exchange and the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable by the directors.”

If approved by shareholders of the Company, the New Plan will take effect upon approval by the TSX.

The Directors of the Company believe the passing of the foregoing ordinary resolution is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolution. Approval is by way of an ordinary resolution of the disinterested shareholders which must be passed by a majority of the votes cast by disinterested shareholders entitled to vote who are represented in person or by proxy at the meeting who vote in respect of that resolution. The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Approval of Employee Bonus Share Program

In March 2006, the Company established a “trial” bonus share program (the “Bonus Share Program”) for its employees to help recruit and retain good management and provide bonus compensation to eligible designated employees of the Company. The Bonus Share Program provides, only at the election of the Company and when financially prudent to do so, for the payment of bonuses, in six month intervals (January and July of each year) and permits employees to elect to take their pre-determined bonus in either cash or double the cash amount in common shares of the Company at the volume weighted average price which is calculated using the share price on the five trading days prior to the bonus grant date. In addition, all bonus shares are subject to a 12-month vesting period; and in the event a participant leaves the employment before the 12-month vesting period, the participant is entitled to the original amount of the cash bonus. The bonus shares shall be granted from the Company’s existing pool of available stock options. Under the Bonus Share Program, as at the date of this Information Circular, an aggregate of 117,060 bonus shares have been issued to employees of the Company. In addition, another 74,270 bonus shares have been granted and will be issued under the Bonus Share Program, provided the grantees remain employees of the Company at the end of the 12-month vesting period. This represents a total of 191,330 bonus shares (representing 0.1% of the issued and outstanding common shares of the Company) which have been issued or granted pursuant to the Bonus Share Program.

In addition, the Bonus Share Program contains the following:

1.	only participants selected by the board or committee will be entitled to participate in the Bonus Share Program;

2.
the payment of bonuses is “team-based” established based upon competitive survey data and the overall financial success of the Company approved for the participants as a group and for each participant within the group;

3.	a participant must inform the Company in writing of an election, if any, to receive his or her bonus in the form of bonus shares within five business days of the grant of such bonus;

4.	Canadian participants may elect to deposit bonus shares into an eligible registered retirement savings plan.

5.	the bonus share, together with all of the Company’s other previously established share compensation arrangements, may not result in the maximum number of common shares issuable:

(a)	to insiders of the Company, at any time, exceeding 10% of the Company’s issued and outstanding common shares on the date of grant of the bonus;

(b)	to insiders within any one year period exceeding 10% of the Company’s issued and outstanding common shares on the date of grant of the bonus;

(c)	to any one individual insider within a one year period, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of the grant of the bonus; and

(d)	to any non-employee directors, as a group, exceeding 5% of the outstanding common shares (on a non-diluted basis) at the time of grant of the bonus;

6.
subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX), the board or the Committee may, at any time, amend or terminate the plan in such respects as it may consider advisable and, it may do so to:

(a)
ensure that the grant of bonus shares will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a Participant to whom a bonus share has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of a bonus share or the plan;

(c)	make amendments to correct typographical or clerical errors or to add clarifying statements to ensure the intent and meaning of a bonus share or the plan is properly expressed;

(d)	the board may not, however, without the consent of the participant, alter or impair any of the rights or obligations under a bonus share theretofore granted;

7.
the committee may approve a deferral of the payment of bonuses with payment in whole at a later date or in installments over a period of time. The length of time of deferral or installment period will be determined at the discretion of the committee; and

8.	the Bonus Share Program must be approved and ratified by the shareholders of the Company every three years.

Pursuant to the policies of the TSX, the payment of the bonus shares requires the approval of the disinterested shareholders and the approval of the Bonus Share Program requires the affirmative vote of the disinterested holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting. Accordingly the Company’s disinterested shareholders will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution of the disinterested shareholders, that:

1.
the Employee Bonus Share Program as described in the Company’s information circular dated April 26, 2007, be adopted and is hereby confirmed, ratified and approved, subject to the acceptance for filing thereof by the Toronto Stock Exchange;

2.
the number of common shares of the Company to be issued reserved for issuance under the Employee Bonus Share Program shall be granted from the Company’s existing pool of available stock options being no more than 12% of the Company’s issued and outstanding share capital at the time of any bonus share grant;

3.	the 191,330 Bonus Shares issued or granted in accordance with the Employee Bonus Share Program be confirmed, ratified and approved;

4.	the Board of Directors of the Company be authorized to make any changes to the Employee Bonus Share Program as may be required by the Toronto Stock Exchange;

5.
any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”

ANY OTHER MATTERS

Pursuant to the Canada Business Corporations Act (“CBCA”), proposals intended to be presented by shareholders for action at the 2008 Annual General Meeting must comply with the provisions of the CBCA and be deposited at the Company’s head office not later than February 7, 2008 in order to be included in the Information Circular and form of proxy relating to such Meeting.

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Management Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com“Company Profiles - Olympus Pacific Minerals Inc.”. The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Peter Tiedemann, Chief Financial Officer at Suite 500 - 10 King Street East, Toronto, ON M5C 1C3 (Phone: (416) 572-2525).

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company’s Approach
1. Board of Directors - (a) Disclose identity of directors who are independent.	(a) The Company’s three independent directors are Peter Meredith, Jon Morda and T. Douglas Willock.
(b) Disclose identity of directors who are not independent and describe the basis for that determination.
(b) The Company’s non-independent directors are David A. Seton and John A.G. Seton David A. Seton is non-independent insofar as he holds a senior executive position with the Company and John A.G. Seton is non-independent because an immediate family member holds a senior executive position with the Company.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
(c) The board is composed of three independent directors and two non-independent directors.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d) The following directors are presently also directors of the following other reporting issuers:
John A.G. Seton: Summit Resources Ltd., SmartPay Limited
Peter Meredith: Asia Gold Corp., Entrée Gold Inc., Great Canadian Gaming Corporation, Ivanhoe Mines Ltd., and Jinshan Gold Mines Inc.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e) The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f) The board presently does not have an independent director as the chair of the board. Mr. David A. Seton, the Company’s Chairman, and CEO of the Board, generally chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.

Corporate Governance Disclosure Requirement	The Company’s Approach
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year
(g) The Company has held 9 board meetings (7 in 2006 and 2 in 2007) since the beginning of its most recently completed financial year. The attendance record for its five directors is: David A. Seton (9/9), John A. Seton (7/9), Peter Meredith (7/9), Jon Morda (7/9), and T. Douglas Willock (8/9).

2. Board Mandate -
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the board’s written mandate is attached to the Management Information Circular as Schedule “B”.
3. Position Description -
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a) The board has not developed written position descriptions for the chair and the chair of each board committee. The chair of each of the Audit, Compensation, Corporate Governance and Nominating Committees, acts within the parameters set by their respective committee mandates.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b) The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management’s responsibilities. The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management’s responsibility and authority are reasonably well-defined.

4. Orientation and Continuing Education -
(a) Briefly describe what measures the board takes to orient new directors regarding
i. The role of the board, its committees and its directors, and
ii. The nature and operation of the issuer’s business

(a) The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b) The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.

5. Ethical Business Conduct -
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
i. Disclose how a person or company may obtain a copy of the code;
ii. Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
iii. Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a) The board has adopted a written code of ethics and expectations for business conduct (“Code”) for the directors, officers and employees of the Company. A copy of the Code has been filed under the Company’s profile on SEDAR (www.sedar.com).
The board monitors compliance with the Code. Under the Code, any officer, director or employee of the Company who suspects a violation of a law, regulation or the Code itself is obliged to report it to the Chairman of the Corporate Governance Committee.

The Board has not granted any waiver of its Code in favour of a director or executive officer during 2006 or during the past 12 months and accordingly no material change report has been required.

Corporate Governance Disclosure Requirement	The Company’s Approach
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b) Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.
A thorough discussion of the documentation related to a material transaction is required for review by the board, particularly independent directors.

(c) Describe any other steps that the board takes to encourage and promote a culture of ethical business conduct.
 (c) The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. In addition every employee is required to acknowledge he or she has reviewed the Code as a condition of employment.

6. Nomination of Directors -
(a) Describe the process by which the board identifies new candidates for board nomination
(a) As noted in more detail below, the mandate of the Nominating Committee establishes the criteria for board membership, including recommending composition of the board. While the Nominating Committee has the primary responsibility for identifying prospective board members, all qualified candidates proposed by management or others are considered as well. At the present time, the Nominating Committee does not and has not required the assistance of an executive search firm for the identification of candidates for nomination as directors; however, the Committee has the ability to engage such a service as it sees fit.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b) The Board has a Nominating Committee, two of the three members of which are independent directors. To encourage an objective nomination process the board, in considering potential nominees, takes into account the current size and composition of the board, the ability of the individual candidate to contribute to the effective management of the Company, the ability of the individual to contribute sufficient time and resources to the board, the current and future needs of the Company, the individual’s direct experience in the mining industry, the individuals direct experience with public companies, the individual’s skills and knowledge and the skills and knowledge of existing members of the board. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
(c) The overall purpose of the Nominating Committee is to assist the Board in fulfilling its oversight responsibilities by establishing criteria for board and committee membership, recommending composition of the board and its committees and, as circumstances arise, assessing directors’ performance. The duties and responsibilities of the Nominating Committee are as follows:

(i) in consultation with the board to establish criteria for board membership and recommend board composition;
(ii) as circumstances require, to assess the performance and contribution of individual directors; and
(iii) to propose to the board, annually, the members  proposed for re-election to the board and identify  and recommend new nominees for the board.

7. Compensation --
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers
(a) The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options and non-executive directors are paid a flat $12,000 per year. The Company’s Compensation Committee reviews the amounts and effectiveness of stock option compensation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b) The Board has a Compensation Committee composed of three independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
(c) The Compensation Committee’s primary responsibility is to make recommendations for approval by the Board regarding remuneration of directors and executive officers. The Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans. The Compensation Committee meets as required but at least twice per year to review and set remuneration.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d) The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company’s most recently completed financial year.

Corporate Governance Disclosure Requirement	The Company’s Approach
8. Other Board Committees -
If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.
In addition to the Audit Committee and the Compensation Committee, the Company has a Corporate Governance Committee and a Nominating Committee which is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the board and shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders. Refer to Item 6 (c) for information relating to the Company’s Nominating Committee.

9. Assessments -
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Audit Committee, as part of their annual review, assesses the effectiveness of the board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the board and management and reviews whether management is following the mandated strategic direction as set out in the board’s direction and management milestones.
The board assesses the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.
Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of board members and senior staff.

SCHEDULE “B”

OLYMPUS PACIFIC MINERALS INC.
(the “Company)

BOARD MANDATE

The Board of Directors (the “Board”) of Olympus Pacific Minerals Inc. (the “Company”) shall have the oversight responsibility, authority and specific duties as described below.

Under the Canada Business Corporations Act, the directors of the Company are required to manage, or supervise the management of, the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors is responsible for supervising the conduct of the Company's affairs and the management of its business. This includes setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board needs to be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, and that the arrangements made for the management of the Company’s business and affairs are consistent with the Board’s duties described above. The Board is responsible for protecting shareholder interests and ensuring that the interests of the shareholders and of management are aligned. The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company.

In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

The Board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks. This review takes place in conjunction with the Board’s review of operations and risk issues at each Board meeting, at which time the Board assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of the internal financial control and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business.

The Board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Corporate Governance and Nominating Committee to do so.

The roles of each of the Chairman and the Chief Executive Officer will be as set forth in position statements as may be established by the Board from time to time.

This Mandate will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.

The Roles of the Board of Directors

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management. Specific responsibilities include the following:

1.	Approving the issuance of any securities of the Company.

2.	Approving the incurrence of any debt by the Company outside the ordinary course of business.

3.	Reviewing and approving the annual and quarterly capital and operating budgets.

4.	Reviewing and approving major deviations from the capital and operating budgets.

5.
Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

6.	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

7.	Reviewing and approving the Company’s strategic plans, adopting a strategic planning process and monitoring the Company’s performance.

8.	Reviewing and approving the Company’s incentive compensation plans.

9.
Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

10.
Appointing Nominating and Corporate Governance Committee, an Audit Committee, a Compensation and Benefits Committee and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

11.	Nominating the candidates for the Board to the shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

12.	Ensuring an appropriate orientation and education program for new directors is provided.

13.	Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

14.	Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

15.	Ensuring that the directors that are independent of management have the opportunity to meet regularly.

16.	Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

17.
Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

18.
Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.

19.	Ensuring policies and processes are in place to ensure the integrity of the Company’s internal control, financial reporting and management information systems.

20.
Ensuring appropriate policies and processes are in place to ensure the Company’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

21.	Exercising direct control during periods of crisis.

22.	Serving as a source of advice to senior management, based on directors’ particular backgrounds and experience.

23.	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

24.	Ensuring evaluations of the Board and committee are carried out at least annually.

Organization of the Board of Directors

Independence:
The Company intends to monitor best practices recommendations and to fully comply with the corporate governance requirements relating to the composition and independence of board and committee members under applicable legislation and stock exchange rules by the date of the effectiveness of such legislation and rules or earlier and, through the Nominating and Corporate Governance Committee, to identify additional qualified board candidates where required to meet such requirements. Consider flexibility not to fully comply and note reasons in AR

Fees:	The Board shall establish guidelines for determining the form and amount of director compensation.

Committees:
The Company has an Audit Committee, a Compensation and Benefits Committee and a Nominating and Corporate Governance Committee. The Company will have such other committees of the Board as may be required from time to time.

Meetings

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the outside directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience. Each director shall review all Board meeting materials which shall be sent to him 10 days in advance of each meeting and shall make all reasonable efforts for attendance at all Board and Board Committee meetings.